Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

Paul Bork
617 832 1113 direct
June 30, 2011	pbork@foleyhoag.com

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Novelos Therapeutics, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  The Registration Statement covers a proposed underwritten public offering (the “Offering”) by the Company of shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), for an aggregate purchase price of $15,000,000, plus an additional $2,250,000 of proceeds that may be received pursuant to the exercise of a 45-day option to be granted to the Rodman & Renshaw, LLC, the underwriter for the Offering, for the purpose of covering over-allotments.

The Company has obtained shareholder approval to complete a reverse stock split at one of a number of ratios between 1:2 and 1:10, to be selected by the Company’s board of directors.  The purpose of the reverse split will be to increase the market price per share of the Common Stock above the minimum required for listing on The Nasdaq Capital Market, which listing the Company intends to seek in connection with the Offering.  The Company would register under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with such listing.  The Company currently reports pursuant to Section 15(d) of the Exchange Act.

ATTORNEYS AT LAW	BOSTON | WASHINGTON | EMERGING ENTERPRISE CENTER | FOLEYHOAG.COM

Securities and Exchange Commission
June 30, 2011

On April 8, 2011, the Company completed its acquisition of Cellectar, Inc. (“Cellectar”) for consideration consisting of approximately 85% of the outstanding Common Stock as of immediately following the acquisition (but prior to the completion of the related private placement of Common Stock and warrants to purchase Common Stock which occurred promptly thereafter).  As a result of the acquisition, following which the former stockholders of Cellectar held a majority of the outstanding Common Stock, Cellectar has been treated as the acquirer for accounting and financial reporting purposes.  Accordingly, the audited financial statements included in the Registration Statement are the historical financial statements of Cellectar, which were also included as an exhibit to a Form 8-K/A filed with the Securities and Exchange Commission on June 14, 2011. These financial statements have been audited by Grant Thornton, LLP.  As disclosed in a Form 8-K filed with the Securities and Exchange Commission on June 1, 2011, the Company retained Grant Thornton, LLP as its auditors on May 25, 2011.  Unaudited pro forma condensed combined financial statements, giving effect to the acquisition, have also been included in the Registration Statement.

Should a member of the Staff have any questions concerning this filing, it is requested that he or she contact the undersigned, Paul Bork, at (617) 832-1113 or, in my absence, Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork
Paul Bork

PB
Enclosures

cc:	Mr. Harry Palmin
Mr. Matthew Eckert